UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Steven Wacaster

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.09(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 74.10(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 74.10(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP 20-8228643
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 189,491,578(1)*
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 189,491,578(1)*
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 189,491,578(1)*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 79.78(2)*
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 12,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

*	Also see disclosure regarding warrants received on September 11, 2013 in Items 4, 5 and 6.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 74.10(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC 45-3443986
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 32,432,052(1)*
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 32,432,052(1)*
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 32,432,052(1)*
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 13.66(2)*
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 12,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

*	Also see disclosure regarding warrants received on September 11, 2013 in Items 4, 5 and 6.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 23,376,529(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 23,376,529(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 23,376,529(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 10.17(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 2,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP 20-8228567
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 189,491,578(1)*
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 189,491,578(1)*
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 189,491,578(1)*
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 79.78(2)*
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 12,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

*	Also see disclosure regarding warrants received on September 11, 2013 in Items 4, 5 and 6.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC 20-8228323
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 189,491,578(1)*
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 189,491,578(1)*
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 189,491,578(1)*
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 79.78(2)*
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 12,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

*	Also see disclosure regarding warrants received on September 11, 2013 in items 4, 5 and 6.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC 06-1463162
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 212,868,107(1)*
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 212,868,107(1)*
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 212,868,107(1)*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.06(2)*
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,503 shares of common stock for each share of Series I Convertible Preferred Stock and 15,000 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,503 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

*	Also see disclosure regarding warrants received on September 11, 2013 in Items 4, 5 and 6.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 213,453,993(1)*
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 213,453,993(1)*
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 213,453,993(1)*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.27(2)*
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2010, 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2011, and 302,808 shares of restricted stock issued to Pegasus Capital Advisors IV, LP related to director compensation in 2013 that are fully votable, but will vest on January 1, 2014. Also includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,503 shares of common stock for each share of Series I Convertible Preferred Stock and 15,000 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,503 shares of common stock for each share of Series J Convertible Preferred Stock.
(2)	Based on 207,952,010 shares of common stock outstanding as of September 11, 2013.

*	Also see disclosure regarding warrants received on September 11, 2013 in Items 4, 5 and 6.

Amendment No. 27 to Schedule 13D

This Amendment No. 27 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012 and Amendment No. 26 on October 1, 2013. Except as specifically provided herein, this Amendment No. 27 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Series J Subscription Agreement

On September 11, 2013, Lighting Science Group Corporation (the “Issuer”) entered into a Preferred Stock Subscription Agreement (the “Series J Subscription Agreement”) with PCA Holdings and LSGC Holdings II (together with PCA Holdings, the “Series J Purchasers”). Pursuant to the Series J Subscription Agreement, the Issuer issued 2,500 and 12,500 shares of the Issuer’s newly designated Series J Convertible Preferred Stock, par value $0.001 per share (the “Series J Preferred Stock”) to PCA Holdings and LSGC Holdings II, respectively, at a price of $1,000 per share (the “Stated Value”), for total consideration of $15,000,000. The funds used to purchase the Series J Preferred Stock were provided from general available funds available to the Series J Purchasers, including capital contributions from their investors. The Issuer obtained the approval of the Committee of Independent Directors of the Board (the “Independent Committee”) with respect to the issuance of the Series J Preferred Stock.

The Series J Preferred Stock is senior to the Series H Convertible Preferred Stock, par value $0.001 per share (the “Series H Preferred Stock”), the Series I Convertible Preferred Stock, par value $0.001 per share (the “Series I Preferred Stock”) and the Issuer’s common stock, par value $0.001 per share (“Common Stock”) and is entitled to dividends of the same type as any dividends or other distribution payable or to be made on outstanding shares of Common Stock, on an as converted basis. Each share of Series J Preferred Stock is convertible at any time, at the election of the holder thereof, into the number of shares of Common Stock equal to the quotient obtained by dividing (a) the stated value of $1000 by (b) the $0.95 conversion price, subject to adjustment in accordance with the terms of the Series J Certificate of Designation. The Series J Preferred Stock will automatically convert upon consummation of a qualifying underwritten offering in accordance with the terms of the Series J Certificate of Designation. The Series J Preferred Stock is also subject to redemption upon the Issuers receipt of a notice of redemption of the Series H Preferred Stock, in accordance with the terms of the Series J Certificate of Designation.

Pursuant to the terms of the Series J Preferred Stock, so long as the Series J Purchasers, as “Primary Investors” of the Series J Preferred Stock (as such term is defined in the Series J Certificate of Designation), continue to beneficially hold a prescribed number of shares of Series J Preferred Stock, the Issuer may not take certain actions without first obtaining the written consent of the Series J Purchasers. These actions include, but are not limited to, re-issuing any of the shares of Series J Preferred Stock that have been converted or redeemed; paying dividends, engaging in any recapitalization, merger, consolidation, reorganization or similar transaction; incurring indebtedness in excess of $50.0 million, subject to certain exceptions; or appointing a new, or removing the then-current, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Chief Technology Officer.

The Series J Subscription Agreement provides that should the Issuer issue securities in a Qualified Follow-On (as defined below), the Series J Purchasers with the right to exchange all or any part of the Preferred Shares held for the securities offered thereby (such securities the “Follow-On Securities”). As used herein, the term “Follow-On Offering” refers to any issuance or sale of any security of the Issuer (but excluding the Preemptive Rights Offering (as defined below)) that occurs on or before the earlier of (i) the consummation of one or more Qualified Follow-Ons that result in aggregate gross proceeds to the Issuer equal to or in excess of $30 million and (ii) March 11, 2014 (subject to extension); and the term “Qualified Follow-On” refers to a Follow-On Offering led by RW LSG Holdings LLC (“Riverwood”), Portman Limited, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP or any of their affiliates as described in the Series J Certificate of Designation.

The Series J Purchasers will have the right to exchange any or all of the Preferred Shares held by such purchaser into an equivalent face amount of Follow-On Securities on substantially the same terms and conditions as those that govern the Qualified Follow-On. However, if (i) the Qualified Follow-On results in gross proceeds to the Issuer of greater than $50 million and (ii) existing holders of the Issuer’s Series H Preferred Stock and Series I Preferred Stock purchase Follow-On Securities that results in gross proceeds to the Issuer of greater than $30 million, then the Series J Purchasers shall only have the right to exchange its Preferred Shares for Follow-On Securities if the Series J Purchasers purchases at least 30% of such Follow-On Securities over $50 million.

If both Riverwood and the Series J Purchasers fully exercise their rights to exchange all of their respective Preferred Shares into Follow-On Securities, then all other then-outstanding Preferred Shares will be mandatorily exchanged into the equivalent face amount of Follow-On Securities. Furthermore, if in connection with any Follow-On Offering either of the Certificates of Designation (as defined below) is amended to include a term that is more favorable than the terms present in the other Certificate of Designation (any such amendment, an “Improved Term”), then the Certificate of Designation that did not include the Improved Term will be amended to include such Improved Term, and the Certificate of Designation governing the Issuer’s Series J Preferred Stock will be similarly amended to include such Improved Term as applicable.

Additionally, in connection with the issuance of the Series J Preferred Stock, and in accordance with the Amended and Restated Certificate of Designation governing the Issuer’s Series H Convertible Preferred Stock (the “Series H Certificate of Designation”) and the Amended and Restated Certificate of Designation governing the Issuer’s Series I Convertible Preferred Stock (the “Series I Certificate of Designation,” and together with the Series H Certificate of Designation, the “Certificates of Designation”), the Issuer agreed to offer to all holders of shares of the Series H Preferred Stock, and Series I Preferred Stock, the right to purchase a pro rata amount of shares of Series J Preferred Stock (based upon such holder’s ownership of the outstanding shares of Common Stock, on a fully diluted, as converted basis) (the “Preemptive Rights Offering”). Pursuant to the Series J Subscription Agreement, if the Issuer has sold fewer than 20,000 Preferred Shares after the expiration of the Preemptive Rights Offering, the Series J Purchasers have agreed to purchase the number of Preferred Shares equal to 20,000 minus the aggregate number of Preferred Shares issued in the offering of Series J Preferred Stock and the Preemptive Rights Offering at a price per share equal to the Stated Value.

The foregoing description of the Series J Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Series J Subscription Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference. The Reporting Persons refer you to the Issuer’s Form 8-K filed with the SEC on September 13, 2013 for a description of the Series J Certificate of Designation and the full text of the Series J Certificate of Designation attached as Exhibit 4.1 thereto.

Amendments to Certain Preferred Stock Subscription Agreements

On September 11, 2013, the Series J Purchasers, as the “Primary Investor” of the Series I Preferred Stock (as such term is defined therein), approved the Amended and Restated Series I Certificate of Designation (the “Amended Certificate of Designation”) and the Series J Purchasers agreed to make certain amendments to the agreements entered into in connection with the purchase of the shares of Series I Preferred Stock and the Issuer’s previously issued shares of Series F Preferred Stock and Series G Preferred Stock, which were subsequently converted into shares of Series I Preferred Stock (collectively, the “Preferred Stock Subscription Agreements”).

The Amended Certificate of Designation amends the terms of the Certificate of Designation to, among other things, (i) reduce the price used to determine the number of share of Common Stock each share of Series I Preferred Stock can be converted into at the election of each holder from $1.18 to $0.95; (ii) remove the covenant requiring the Issuer to comply with certain minimum thresholds related to the Issuer’s consolidated earnings before interest, taxes, depreciation and amortization for the 2013 and 2014 fiscal years; (iii) increase, from $10 million to $50 million, the amount of indebtedness the Issuer can incur without the consent of the Primary Investor and (iv) make certain other clarifying amendments to the Certificate of Designation.

The amendments to the Preferred Stock Subscription Agreements include the termination of the right of the holders to seek indemnification from the Issuer for certain breaches of the representations and warranties contained in the Preferred Stock Subscription Agreements (the “Subscription Agreement Amendments”).

The Series J Purchasers, in addition to certain other holders of shares of Series I Preferred Stock consented to the Amended Certificate of Designation.

The Reporting Persons refer you to the Issuer’s Form 8-K filed with the SEC on September 13, 2013 for the full text of the Series I Certificate of Designation attached as Exhibit 4.3 thereto.

Warrant

On September 11, 2013, as compensation for the advisory services provided by PPIV and its affiliates, the Issuer issued a Warrant to LSGC Holdings II (the “Warrant”). The Warrant represents the right to purchase 10,000,000 shares of Common Stock (the “Warrant Shares”). The exercise price for such warrant will be determined at the date of exercise and be equal to the difference obtained by subtracting (a) the fair market value for each share of Common Stock on the day immediately preceding the date of exercise and (b) the quotient obtained by dividing (i) 2.764% of the amount by which the total equity value of the Issuer exceeds $523,905,541.61 (as may be adjusted for subsequent capital raises) by (ii) the number of Warrant Shares; provided, however, that for so long as the total equity value of the Issuer is less than or equal to $523,905,541.61 (as may be adjusted for subsequent capital raises) the Warrant shall be deemed to be of no value and is unexerciseable. The Warrant also provides for certain anti-dilution adjustments. The Warrant, if unexercised, expires on May 25, 2022. The Issuer obtained the approval of the Independent Committee with respect to the Warrant. LSGC Holdings II may in the future distribute an undetermined portion of the Warrant to certain individuals associated with PPIV who provide services to the Issuer.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant, which is filed as Exhibit 10.2 and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision. Pursuant to the Series I Certificate of Designation, PCA and its affiliates may elect additional directors to the Issuer’s Board of Directors in the future.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 27 are incorporated herein by reference. Such information is based upon 207,952,010 shares of Common Stock outstanding as of September 11, 2013.

(c) The disclosure regarding the Series J Subscription Agreement, Amendments to Certain Preferred Stock Subscription Agreements and the Warrant in Item 4 is incorporated by reference herein.

On August 14, 2013, the Board of Directors (the “Board”) of the Issuer granted shares of restricted common stock of the Issuer directly to Pegasus Capital Advisors IV, L.P. (“PCA IV”) as director fees in respect of the service of Steven Wacaster and Andrew Cooper on the Issuer’s Board. Pursuant to the grant, the Issuer issued 225,000 shares of restricted common stock to PCA IV as director fees in respect of Mr. Wacaster’s Board service and 77,808 shares of restricted common stock in respect of Mr. Cooper’s Board service. Mr. Cooper no longer serves on the Issuer’s Board and the shares of restricted common stock granted in respect of his Board service vested upon receipt and were valued at $0.44 per share upon issuance. The shares of restricted common stock granted in respect of Mr. Wacaster’s Board service will all fully vest on January 1, 2014, and were valued at $0.44 per share upon issuance.

Because Mr. Wacaster and Mr. Cooper, both partners of an affiliate of PCA IV and employees of an affiliate of PCA IV, serve on the Issuer’s Board as representatives of PCA IV and its affiliates, Mr. Wacaster and Mr. Cooper do not have a right to any of the Issuer’s securities issued as director fees and PCA IV is entitled to receive all director fees payable by the Issuer in respect of Mr Wacaster’s and Mr. Cooper’s Board positions. All securities issued as director fees for Mr. Wacaster’s and Mr. Cooper’s Board service to which this report relates were accordingly issued directly to PCA IV. Mr. Wacaster and Mr. Cooper disclaim beneficial ownership of all of the Issuer’s securities to which this schedule relates and at no time have Mr. Wacaster or Mr. Cooper had any beneficial ownership in such securities.

Pegasus Capital Advisors IV GP, LLC (“PCA IV GP”) is the general partner of PCA IV and Craig Cogut is the sole owner and managing member of PCA IV GP.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure regarding the Series J Subscription Agreement, Amendments to Certain Preferred Stock Subscription Agreements and the Warrant in Item 4 is incorporated by reference herein.

The Series J Subscription Agreement and the Warrant are incorporated by reference as Exhibits 10.1 and 10.2, respectively, to this Amendment No. 27 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Series J Subscription Agreement, dated September 11, 2013, by and between Lighting Science Group Corporation, RW LSG Holdings LLC, PCA LSG Holdings, LLC and LSGC Holdings II LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 13, 2013).

10.2	Warrant, dated September 11, 2013, by and between Lighting Science Group Corporation and LSGC Holdings II LLC (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 13, 2013).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2013

LED HOLDINGS, LLC

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT